40-33

ROPES & GRAY

ROPES & GRAY LLP
ONE METRO CENTER 700 12TH STREET, NW SUITE 900 WASHINGTON, DC 20005-3948 202-508-4600 F 202-508-4650
BOSTON NEW YORK SAN FRANCISCO WASHINGTON, DC

October 22, 2003

03034584

Alan G. Priest
(202) 508-4625

BY HAND

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: One Group Mutual Funds (the "Trust") (File Nos. 2-95973 and 811-4236) on behalf of each of its series (the "Funds")

Ladies & Gentlemen:

On behalf of the Trust, pursuant to Section 33 of the Investment Company Act of 1940, please find enclosed copies of the following complaints delivered to the Trust on October 17, 2003:

1. Huang v. Marshall, Civil Action No. 09-10713 (Common Pleas Court, Franklin County, Ohio) (filed Sept. 30, 2003). The complaint is a derivative action filed on behalf of One Group's Small Cap Growth Fund against each of the seven members of the board of directors, among others.

2. Snyder v. Marshall, Civil Action No. 09-10716 (Common Pleas Court, Franklin County, Ohio) (filed Sept. 30, 2003). The complaint is a derivative action filed on behalf of One Group's International Equity Index Fund against each of the seven members of the board of directors, among others.

3. Sherman v. Marshall, Civil Action No. 09-107153 (Common Pleas Court, Franklin County, Ohio) (filed Oct. 1, 2003). The complaint is a derivative action filed on behalf of One Group's Diversified International Fund against each of the seven members of the board of directors, among others.

Please direct any questions or comments relating to the enclosed materials to the undersigned at the above number.

Please acknowledge receipt of this letter and the materials being submitted for filing by stamping the enclosed copy of this letter and returning it to the messenger.

Sincerely,

Alan G. Priest

IN THE COMMON PLEAS COURT
FRANKLIN COUNTY, OHIO

JERRY HUANG, Derivatively On Behalf of ONE GROUP'S SMALL CAP GROWTH FUND
520 East 68th Street
New York, NY 10021

Plaintiff,

vs.

PETER C. MARSHALL
948 West Shaker Circle
Thiensville, WI 53092-6032

and

FREDERICK W. RUEBECK
10954 Windjammer N.
Indianapolis, IN 46256

and

ROBERT A. ODEN, JR.
Carleton College
217 Union Street
Northfield, MN 55057-2229

and

JOHN F. FINN
3820 Beecham Ct.
Columbus, OH 43220-4933

and

MARILYN MCCOY
1100 N. Lake Shore Drive, 16B
Chicago, IL 60611

and

JULIUS L. PALLONE
1256 Puritan Avenue
Birmingham, MI 48009-4815

and

DONALD L. TUTTLE
2550 Holly Knoll Lane
Charlottesville, VA 22901

and

Case No. 03CVH09 10713

Judge ______________________

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT

DEMAND FOR JURY TRIAL

MARK A. BEESON)
6856 Lakeside Ct.)
Westerville, OH 43082)

and)

ROBERT L. YOUNG)
5505 Forest Highland Ct.)
Westerville, OH 43082)

and)

BEVERLY J. LANGLEY)
588 Old Farm Road)
Columbus, OH 43213)

and)

MICHAEL V. WIBLE)
226 Beech Trail Ct.)
Powell, OH 43065)

and)

GARY R. YOUNG)
5877 Hunter Pl.)
Westerville, OH 43082)

and)

JESSICA K. DITULLIOA)
924 Francis Avenue)
Columbus, OH 43209)

and)

NANCY E. FIELDS)
1007 Arcaro Drive)
Columbus, OH 43230)

and)

ALAINA V. METZ)
c/o BISYS Fund Services, Inc.)
3435 Stelzer Road)
Columbus, OH 93219)

and)

BANK ONE CORPORATION)
1 Bank One Plaza)
Chicago, IL 60670)

and)

BANC ONE INVESTMENT ADVISORS)
774 Park Meadow Road)
Columbus, OH 43271-0001)

Defendants.)

and)

ONE GROUP MUTUAL FUNDS, a)
Massachusetts trust,)

Nominal Defendant.)

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of One Group's Small Growth Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. Nominal defendant One Group is a citizen of Ohio as it maintains its principal place of business in Ohio and conducts significant business in Franklin County, Ohio. Certain of the individual defendants, including Beverly J. Langley, Alaina V. Metz, Mark A. Beeson, Robert L. Young, John F. Finn, Michael V. Wible, Gary R. Young, Jessica K. Ditullio and Nancy E. Fields, are citizens of Ohio. The false, misleading and deceptive practices underlying this suit were primarily or entirely promulgated and conducted from or in Ohio and have been implemented from and in Ohio.

3. All of the individual defendants have had substantial and ongoing contact with Ohio and/or reside in Ohio. Moreover, the wrongful conduct alleged herein will produce severe and adverse economic consequences to Cardinal and other residents of this State.

4. The foregoing contacts are sufficient to justify the exercise of personal jurisdiction over all the individual defendants by Ohio courts.

5. Because citizens and residents of Ohio are named as defendants herein, this action is not removable to federal court.

SUMMARY OF THE ACTION

6. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

7. Plaintiff Jerry Huang is, and was at times relevant hereto, an owner and holder of the Fund.

8. Nominal defendant One Group Mutual Funds ("One Group") is a trust organized and existing under the laws of the State of Massachusetts with its headquarters located at 1111 Polaris Parkway, Columbus, OH 43240.

9. Defendant Peter C. Marshall ("Marshall") was, at all times relevant hereto, a trustee of the Fund.

10. Defendant Frederick W. Ruebeck ("Ruebeck") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Robert A. Oden, Jr., ("Oden") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant John F. Finn ("Finn") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Marilyn McCoy ("McCoy") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant Julius L. Pallone ("Pallone") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Donald L. Tuttle ("Tuttle") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant Mark A. Beeson ("Beeson") was, at times relevant hereto, an officer of the Fund since January 2000.

17. Defendant Robert L. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

18. Defendant Beverly J. Langley ("Langley") was, at times relevant hereto, an officer of the Fund since August 2002.

19. Defendant Michael V. Wible ("Wible") was, at times relevant hereto, an officer of the Fund since January 2000.

20. Defendant Gary R. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

21. Defendant Jessica K. Ditullio ("Ditullio") was, at times relevant hereto, an officer of the Fund since January 2000.

22. Defendant Nancy E. Fields ("Fields") was, at times relevant hereto, an officer of the Fund since January 2000.

23. Defendant Alania V. Metz ("Metz") was, at all times relevant hereto, an officer of the Fund.

24. The Defendants listed in ¶¶9-23 are collectively referred to herein as the "Individual Defendants."

25. Defendant Bank One Corporation ("Bank One Corp.") is a multi-bank holding company registered under the Bank Holding Company Act of 1956 with its principal place of business at 1 Bank One Plaza, Chicago, Illinois, 60670. Bank One Corp. controls and is the ultimate parent of the Fund and the parent company of Banc One Investment Advisors ("BOIA") and One Group.

26. Defendant BOIA is registered as an investment adviser under the Investment Advisers Act and, at all relevant times, managed and advised the Fund.

27. The Defendants listed in ¶¶25-26 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

28. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

29. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

30. Each trustee, officer and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as trustees, officers, and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

31. The Individual and Advisor Defendants, because of their positions of control and authority as trustees, officers and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

32. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

33. To discharge their duties, the trustee, officers and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the trustees, officers and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

34. Each defendant, by virtue of his, her, or its position as a trustee, officer, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as trustees, officers and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also trustees, officers and advisors of the

Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

35. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

36. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

37. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, trustee and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

38. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

39. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, trustee and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

40. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the trustees, officers, and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

41. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

42. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, BOIA, as manager of the Fund, profited from fees BOIA charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Bank One Corp. hedge funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the

illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

43. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

44. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

45. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

46. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

47. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days --- as favored investors did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

48. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

49. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

50. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd., and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.
>
> * * *
>
> [The Canary Defendants and Bank One] agreed to the following: (1) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (2) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (3) Canary would be given timing capacity in the One Group funds; and (4) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson [President of Bank One Advisors] confirmed the deal in an e-mail to Stern dated March 21, 2002:
>
>> Our managers are willing to work with you on the equity funds. they would like to start with ½ % of the fund's net assets as the maximum position and then evaluate moving to 1% later. . . . We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge manager to discuss this opportunity more?
>
> Stern responded on March 26:

Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do .... How does the following week look for your hedge fund guy?

* * *

In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also relayed that the One Group fund managers were complaining to him about the effects of Canary's timing activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary stopped its timing activity at Bank One in April of 2003.

Spitzer Complaint ¶¶19, 82, 86-87.

51. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

"The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."

In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year. The practice of placing late trades, [which Mr. Stern was accused of at Bank One Corp.], also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of [14] events after the markets closed that were likely to raise or lower the funds' share price.***

52. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern

among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

53. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

54. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

55. The Prospectuses contained materially false and misleading statements with respect to how orders are processed and how shares are priced, typically representing that orders received before the end of the business day will receive that day's net asset value per share, while orders received after the close will receive the next day's price, as follows:

> If you own Class B or Class C shares and the Fund receives your redemption request by 4:00 p.m. ET (or when the NYSE closes), you will receive that day's NAV, minus the amount of any applicable CDSC.
>
> * * *
>
> Purchase requests received before 4:00 p.m. Eastern Time ("ET") will be effective that day. On occasion, the NYSE will close before 4:00 p.m. ET. When that happens, purchase requests received after the NYSE closes will be effective the following business day.

56. The Prospectus represented that the Funds were not intended as short-term investment vehicles, that frequent trading was disruptive to the management of the Funds and that the Funds would revoke the exchange privilege of frequent traders:

> ***The exchange privilege is not intended as a way for you to speculate on short term movements in the market.*** Therefore:
>
> ***To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.***
>
> ***Excessive exchange activity will result in revocation of your exchange privilege.***

> In addition, One Group reserves the right to reject any exchange request (even those that are not excessive) if the Fund reasonably believes that the exchange will result in excessive transaction costs or otherwise adversely affect other shareholders.

57. In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time. Certain of the Prospectuses represented that a redemption fee may apply if the shares are sold or exchanged within 90 days of purchase:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. ***The redemption fee does not apply to shares purchased through reinvested distributions (dividends and capital gains) or shares redeemed on a systematic basis. The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.***

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) That defendants had entered into an agreement allowing the favored investors to time their trading of the Funds' shares and to "late trade";

(b) That, pursuant to that agreement, the defendants regularly allowed favored investors to time and late-trade in the Fund;

(c) That, contrary to the express representations in the Prospectuses, the defendants enforced the Fund's policy against frequent traders selectively, *i.e.*, they did not enforce it against the favored investors, and they waived the redemption fees, at the Funds' expense, that these favored investors should have been required to pay, pursuant to stated Fund policies;

(d) That defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of Fund and/or increased the Fund's costs and thereby reduced the Fund's actual performance; and

(e) That the amount of compensation paid by the Funds to the Advisor Defendants because the defendants' secret agreement with favored investors provided substantial additional undisclosed compensation to the Advisor Defendants at the expense of the Fund.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. One Group is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

61. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

62. The current trustees of the Fund consists of the following seven individuals: defendants Marshall, Ruebeck , Oden, Finn, McCoy, Pallone and Tuttle. Plaintiff has not made any demand on the present trustees of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by One Group's officers, trustees and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why

they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

63. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for One Group for any of the wrongdoing alleged by plaintiff herein.

FIRST CAUSE OF ACTION

Against All Defendants for Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

66. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

67. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

68. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

69. Plaintiff on behalf of the Fund has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against All Defendants for Abuse of Control

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

72. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

73. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

74. Plaintiff on behalf of the Fund has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against All Defendants for Gross Mismanagement

75. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

76. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

77. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

78. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

79. Plaintiff on behalf of the Fund has no adequate remedy at law.

FOURTH CAUSE OF ACTION

Against All Defendants for Waste of Corporate Assets

80. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

81. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

82. As a result of the waste of corporate assets, the defendants are liable to the Fund.

83. Plaintiff on behalf of the Fund has no adequate remedy at law.

FIFTH CAUSE OF ACTION

Against All Defendants for Unjust Enrichment

84. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

85. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

86. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: September 29, 2003

LANDSKRONER • GREICO, LTD

PAUL GRIECO (0064729)
JACK LANDSKRONER (0059227)
1360 West 9th, Suite 200
Cleveland, OH 44113
Telephone: 216/522-9000
Facsimile: 216/522-9007
paul@landskronerlaw.com

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

Attorneys for Plaintiff

VERIFICATION

Jerry Huang states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

Jerry Huang

09/29/03
Date

IN THE COMMON PLEAS COURT
FRANKLIN COUNTY, OHIO

MARK SNYDER, Derivatively On Behalf of ONE GROUP'S INTERNATIONAL EQUITY INDEX FUND,
170 East 78th Street
New York, NY 10021

Plaintiff,

vs.

PETER C. MARSHALL
948 West Shaker Circle
Thiensville, WI 53092-6032

and

FREDERICK W. RUEBECK
10954 Windjammer N.
Indianapolis, IN 46256

and

ROBERT A. ODEN, JR.
Carleton College
217 Union Street
Northfield, MN 55057-2229

and

JOHN F. FINN
3820 Beecham Ct.
Columbus, OH 43220-4933

and

MARILYN MCCOY
1100 N. Lake Shore Drive, 16B
Chicago, IL 60611

and

JULIUS L. PALLONE
1256 Puritan Avenue
Birmingham, MI 48009-4815

and

DONALD L. TUTTLE
2550 Holly Knoll Lane
Charlottesville, VA 22901

and

Case No. 03CVH09 10716

Judge ____________________

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT

DEMAND FOR JURY TRIAL

FILED
COMMON PLEAS COURT
FRANKLIN CO. OHIO
03 SEP 30 PM 2:56
CLERK OF COURTS-CV

MARK A. BEESON
6856 Lakeside Ct.
Westerville, OH 43082

and

ROBERT L. YOUNG
5505 Forest Highland Ct.
Westerville, OH 43082

and

BEVERLY J. LANGLEY
588 Old Farm Road
Columbus, OH 43213

and

MICHAEL V. WIBLE
226 Beech Trail Ct.
Powell, OH 43065

and

GARY R. YOUNG
5877 Hunter Pl.
Westerville, OH 43082

and

JESSICA K. DITULLIOA
924 Francis Avenue
Columbus, OH 43209

and

NANCY E. FIELDS
1007 Arcaro Drive
Columbus, OH 43230

and

ALAINA V. METZ
c/o BISYS Fund Services, Inc.
3435 Stelzer Road
Columbus, OH 93219

and

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, IL 60670

and

BANC ONE INVESTMENT ADVISORS 774 Park Meadow Road Columbus, OH 43271-0001 Defendants. and ONE GROUP MUTUAL FUNDS, a Massachusetts trust, Nominal Defendant.	)))))))))))))

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of One Group's International Equity Index Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. Nominal defendant One Group is a citizen of Ohio as it maintains its principal place of business in Ohio and conducts significant business in Franklin County, Ohio. Certain of the individual defendants, including Beverly J. Langley, Alaina V. Metz, Mark A. Beeson, Robert L. Young, John F. Finn, Michael V. Wible, Gary R. Young, Jessica K. Ditullio and Nancy E. Fields, are citizens of Ohio. The false, misleading and deceptive practices underlying this suit were primarily or entirely promulgated and conducted from or in Ohio and have been implemented from and in Ohio.

3. All of the individual defendants have had substantial and ongoing contact with Ohio and/or reside in Ohio. Moreover, the wrongful conduct alleged herein will produce severe and adverse economic consequences to Cardinal and other residents of this State.

4. The foregoing contacts are sufficient to justify the exercise of personal jurisdiction over all the individual defendants by Ohio courts.

5. Because citizens and residents of Ohio are named as defendants herein, this action is not removable to federal court.

SUMMARY OF THE ACTION

6. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

7. Plaintiff Mark Snyder is, and was at times relevant hereto, an owner and holder of the Fund.

8. Nominal defendant One Group Mutual Funds ("One Group") is a trust organized and existing under the laws of the State of Massachusetts with its headquarters located at 1111 Polaris Parkway, Columbus, OH 43240.

9. Defendant Peter C. Marshall ("Marshall") was, at all times relevant hereto, a trustee of the Fund.

10. Defendant Frederick W. Ruebeck ("Ruebeck") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Robert A. Oden, Jr., ("Oden") was, at all times relevant hereto, a trustee of the Fund.

12. Defendant John F. Finn ("Finn") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Marilyn McCoy ("McCoy") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant Julius L. Pallone ("Pallone") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Donald L. Tuttle ("Tuttle") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant Mark A. Beeson ("Beeson") was, at times relevant hereto, an officer of the Fund since January 2000.

17. Defendant Robert L. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

18. Defendant Beverly J. Langley ("Langley") was, at times relevant hereto, an officer of the Fund since August 2002.

19. Defendant Michael V. Wible ("Wible") was, at times relevant hereto, an officer of the Fund since January 2000.

20. Defendant Gary R. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

21. Defendant Jessica K. Ditullio ("Ditullio") was, at times relevant hereto, an officer of the Fund since January 2000.

22. Defendant Nancy E. Fields ("Fields") was, at times relevant hereto, an officer of the Fund since January 2000.

23. Defendant Alania V. Metz ("Metz") was, at all times relevant hereto, an officer of the Fund.

24. The Defendants listed in ¶¶9-23 are collectively referred to herein as the "Individual Defendants."

25. Defendant Bank One Corporation ("Bank One Corp.") is a multi-bank holding company registered under the Bank Holding Company Act of 1956 with its principal place ofbusiness at 1 Bank One Plaza, Chicago, Illinois, 60670. Bank One Corp. controls and is the ultimate parent of the Fund and the parent company of Banc One Investment Advisors ("BOIA") and One Group.

26. Defendant BOIA is registered as an investment adviser under the Investment Advisers Act and, at all relevant times, managed and advised the Fund.

27. The Defendants listed in ¶¶25-26 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

28. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

29. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

30. Each trustee, officer and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as trustees, officers, and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

31. The Individual and Advisor Defendants, because of their positions of control and authority as trustees, officers and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

32. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

33. To discharge their duties, the trustee, officers and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the trustees, officers and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

34. Each defendant, by virtue of his, her, or its position as a trustee, officer, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as trustees, officers and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also trustees, officers and advisors of the

Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

35. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

36. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

37. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, trustee and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

38. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

39. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, trustee and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

40. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the trustees, officers, and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

41. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

42. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, BOIA, as manager of the Fund, profited from fees BOIA charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Bank One Corp. hedge funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the

illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

43. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

44. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

45. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

46. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

47. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days --- as favored investors did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

48. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

49. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

50. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.
>
> * * *
>
> [The Canary Defendants and Bank One] agreed to the following: (1) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (2) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (3) Canary would be given timing capacity in the One Group funds; and (4) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson [President of Bank One Advisors] confirmed the deal in an e-mail to Stern dated March 21, 2002:
>
> > Our managers are willing to work with you on the equity funds. they would like to start with ½ % of the fund's net assets as the maximum position and then evaluate moving to 1% later. . . . We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge manager to discuss this opportunity more?
>
> Stern responded on March 26:

Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do .... How does the following week look for your hedge fund guy?

* * *

In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also relayed that the One Group fund managers were complaining to him about the effects of Canary's timing activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary stopped its timing activity at Bank One in April of 2003.

Spitzer Complaint ¶¶19, 82, 86-87.

51. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

"The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."

In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year. The practice of placing late trades, [which Mr. Stern was accused of at Bank One Corp.], also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of [14] events after the markets closed that were likely to raise or lower the funds' share price.***

52. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern

among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

53. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

54. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

55. The Prospectuses contained materially false and misleading statements with respect to how orders are processed and how shares are priced, typically representing that orders received before the end of the business day will receive that day's net asset value per share, while orders received after the close will receive the next day's price, as follows:

> If you own Class B or Class C shares and the Fund receives your redemption request by 4:00 p.m. ET (or when the NYSE closes), you will receive that day's NAV, minus the amount of any applicable CDSC.
>
> * * *
>
> Purchase requests received before 4:00 p.m. Eastern Time ("ET") will be effective that day. On occasion, the NYSE will close before 4:00 p.m. ET. When that happens, purchase requests received after the NYSE closes will be effective the following business day.

56. The Prospectus represented that the Funds were not intended as short-term investment vehicles, that frequent trading was disruptive to the management of the Funds and that the Funds would revoke the exchange privilege of frequent traders:

> ***The exchange privilege is not intended as a way for you to speculate on short term movements in the market.*** Therefore:
>
> ***To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.***
>
> ***Excessive exchange activity will result in revocation of your exchange privilege.***

In addition, One Group reserves the right to reject any exchange request (even those that are not excessive) if the Fund reasonably believes that the exchange will result in excessive transaction costs or otherwise adversely affect other shareholders.

57. In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time. Certain of the Prospectuses represented that a redemption fee may apply if the shares are sold or exchanged within 90 days of purchase:

> If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. ***The redemption fee does not apply to shares purchased through reinvested distributions (dividends and capital gains) or shares redeemed on a systematic basis. The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.***

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) That defendants had entered into an agreement allowing the favored investors to time their trading of the Funds' shares and to "late trade";

(b) That, pursuant to that agreement, the defendants regularly allowed favored investors to time and late-trade in the Fund;

(c) That, contrary to the express representations in the Prospectuses, the defendants enforced the Fund's policy against frequent traders selectively, *i.e.,* they did not enforce it against the favored investors, and they waived the redemption fees, at the Funds' expense, that these favored investors should have been required to pay, pursuant to stated Fund policies;

(d) That defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of Fund and/or increased the Fund's costs and thereby reduced the Fund's actual performance; and

(e) That the amount of compensation paid by the Funds to the Advisor Defendants because the defendants' secret agreement with favored investors provided substantial additional undisclosed compensation to the Advisor Defendants at the expense of the Fund.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. One Group is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

61. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

62. The current trustees of the Fund consists of the following seven individuals: defendants Marshall, Ruebeck, Oden, Finn, McCoy, Pallone and Tuttle. Plaintiff has not made any demand on the present trustees of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by One Group's officers, trustees and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why

they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

63. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for One Group for any of the wrongdoing alleged by plaintiff herein.

FIRST CAUSE OF ACTION

Against All Defendants for Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

66. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

67. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

68. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

69. Plaintiff on behalf of the Fund has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against All Defendants for Abuse of Control

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

72. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

73. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

74. Plaintiff on behalf of the Fund has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against All Defendants for Gross Mismanagement

75. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

76. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

77. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

78. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

79. Plaintiff on behalf of the Fund has no adequate remedy at law.

FOURTH CAUSE OF ACTION

Against All Defendants for Waste of Corporate Assets

80. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

81. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

82. As a result of the waste of corporate assets, the defendants are liable to the Fund.

83. Plaintiff on behalf of the Fund has no adequate remedy at law.

FIFTH CAUSE OF ACTION

Against All Defendants for Unjust Enrichment

84. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

85. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

86. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: September ___, 2003

LANDSKRONER • GREICO, LTD

PAUL GRIECO (0064729)
JACK LANDSKRONER (0059227)
1360 West 9th, Suite 200
Cleveland, OH 44113
Telephone: 216/522-9000
Facsimile: 216/522-9007
paul@landskronerlaw.com

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

Attorneys for Plaintiff

VERIFICATION

Mark Snyder states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

[signature]
Mark Snyder

09/29/03
Date

98665A04

IN THE COMMON PLEAS COURT
FRANKLIN COUNTY, OHIO

WARREN SHERMAN, Derivatively On Behalf of ONE GROUP'S DIVERSIFIED INTERNATIONAL FUND,
240 East 19th Street
New York, NY 10003

Plaintiff,

vs.

PETER C. MARSHALL
948 West Shaker Circle
Thiensville, WI 53092-6032

and

FREDERICK W. RUEBECK
10954 Windjammer N.
Indianapolis, IN 46256

and

ROBERT A. ODEN, JR.
Carleton College
217 Union Street
Northfield, MN 55057-2229

and

JOHN F. FINN
3820 Beecham Ct.
Columbus, OH 43220-4933

and

MARILYN MCCOY
1100 N. Lake Shore Drive, 16B
Chicago, IL 60611

and

JULIUS L. PALLONE
1256 Puritan Avenue
Birmingham, MI 48009-4815

and

DONALD L. TUTTLE
2550 Holly Knoll Lane
Charlottesville, VA 22901

and

Case No. 03CVH10 10753

Judge ____________________

VERIFIED DERIVATIVE COMPLAINT FOR BREACH OF FIDUCIARY DUTY, ABUSE OF CONTROL, GROSS MISMANAGEMENT, WASTE OF CORPORATE ASSETS AND UNJUST ENRICHMENT

ON COMPUTER 12

<u>DEMAND FOR JURY TRIAL</u>

FILED
COMMON PLEAS COURT
FRANKLIN CO. OHIO
03 OCT -1 PM 2:47
CLERK OF COURTS-CV

17

98665A06

MARK A. BEESON
6856 Lakeside Ct.
Westerville, OH 43082

and

ROBERT L. YOUNG
5505 Forest Highland Ct.
Westerville, OH 43082

and

BEVERLY J. LANGLEY
588 Old Farm Road
Columbus, OH 43213

and

MICHAEL V. WIBLE
226 Beech Trail Ct.
Powell, OH 43065

and

GARY R. YOUNG
5877 Hunter Pl.
Westerville, OH 43082

and

JESSICA K. DITULLIOA
924 Francis Avenue
Columbus, OH 43209

ON COMPUTER 12

and

NANCY E. FIELDS
1007 Arcaro Drive
Columbus, OH 43230

and

ALAINA V. METZ
c/o BISYS Fund Services, Inc.
3435 Stelzer Road
Columbus, OH 93219

and

BANK ONE CORPORATION
1 Bank One Plaza
Chicago, IL 60670

and

BANC ONE INVESTMENT ADVISORS)
774 Park Meadow Road)
Columbus, OH 43271-0001)
)
Defendants.)
)
and)
)
ONE GROUP MUTUAL FUNDS, a)
Massachusetts trust,)
)
Nominal Defendant.)
)

98565A07

ON COMPUTER 12

Plaintiff, by his attorneys, submits this Derivative Complaint (the "Complaint") against the defendants named herein.

NATURE OF THE ACTION

1. This is a derivative action brought by holders of One Group's Diversified International Fund (the "Fund") on behalf of the Fund against certain of its officers and trustees seeking to remedy defendants' violations of state law, including breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment that occurred between October 1998 and the present (the "Relevant Period") and that have caused substantial losses to the Fund and other damages, such as to its reputation and goodwill.

JURISDICTION AND VENUE

2. Nominal defendant One Group is a citizen of Ohio as it maintains its principal place of business in Ohio and conducts significant business in Franklin County, Ohio. Certain of the individual defendants, including Beverly J. Langley, Alaina V. Metz, Mark A. Beeson, Robert L. Young, John F. Finn, Michael V. Wible, Gary R. Young, Jessica K. Ditullio and Nancy E. Fields, are citizens of Ohio. The false, misleading and deceptive practices underlying this suit were primarily or entirely promulgated and conducted from or in Ohio and have been implemented from and in Ohio.

3. All of the individual defendants have had substantial and ongoing contact with Ohio and/or reside in Ohio. Moreover, the wrongful conduct alleged herein will produce severe and adverse economic consequences to Cardinal and other residents of this State.

4. The foregoing contacts are sufficient to justify the exercise of personal jurisdiction over all the individual defendants by Ohio courts. 98565A08

5. Because citizens and residents of Ohio are named as defendants herein, this action is not removable to federal court.

SUMMARY OF THE ACTION

6. This action charges defendants with engaging in an unlawful and deceitful course of conduct designed to improperly financially advantage defendants and their clients to the detriment of plaintiff and the Fund: As part and parcel of defendants' unlawful conduct, defendants, as defined below, in clear contravention of their fiduciary responsibilities and disclosure obligations, failed to properly disclose:

(a) That select favored customers were allowed to engage in illegal "late trading," a practice, more fully described herein, whereby an investor may place an order to purchase fund shares after 4:00 p.m. and have that order filled at that day's closing net asset value; and

(b) That select favored customers were improperly allowed to "time" their mutual fund trades. Such timing, as more fully described herein, improperly allows an investor to trade in and out of a mutual fund to exploit short-term moves and inefficiencies in the manner in which the mutual funds prices their shares.

THE PARTIES

7. Plaintiff Warren Sherman is, and was at times relevant hereto, an owner and holder of the Fund.

8. Nominal defendant One Group Mutual Funds ("One Group") is a trust organized and existing under the laws of the State of Massachusetts with its headquarters located at 1111 Polaris Parkway, Columbus, OH 43240.

9. Defendant Peter C. Marshall ("Marshall") was, at all times relevant hereto, a trustee of the Fund.

10. Defendant Frederick W. Ruebeck ("Ruebeck") was, at all times relevant hereto, a trustee of the Fund.

11. Defendant Robert A. Oden, Jr., ("Oden") was, at all times relevant hereto, a trustee of the Fund.

98565A09

12. Defendant John F. Finn ("Finn") was, at all times relevant hereto, a trustee of the Fund.

13. Defendant Marilyn McCoy ("McCoy") was, at all times relevant hereto, a trustee of the Fund.

14. Defendant Julius L. Pallone ("Pallone") was, at all times relevant hereto, a trustee of the Fund.

15. Defendant Donald L. Tuttle ("Tuttle") was, at all times relevant hereto, a trustee of the Fund.

16. Defendant Mark A. Beeson ("Beeson") was, at times relevant hereto, an officer of the Fund since January 2000.

17. Defendant Robert L. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

18. Defendant Beverly J. Langley ("Langley") was, at times relevant hereto, an officer of the Fund since August 2002.

19. Defendant Michael V. Wible ("Wible") was, at times relevant hereto, an officer of the Fund since January 2000.

20. Defendant Gary R. Young ("Young") was, at times relevant hereto, an officer of the Fund since January 2000.

21. Defendant Jessica K. Ditullio ("Ditullio") was, at times relevant hereto, an officer of the Fund since January 2000.

22. Defendant Nancy E. Fields ("Fields") was, at times relevant hereto, an officer of the Fund since January 2000.

23. Defendant Alania V. Metz ("Metz") was, at all times relevant hereto, an officer of the Fund.

24. The Defendants listed in ¶¶9-23 are collectively referred to herein as the "Individual Defendants."

25. Defendant Bank One Corporation ("Bank One Corp.") is a multi-bank holding company registered under the Bank Holding Company Act of 1956 with its principal place of business at 1 Bank One Plaza, Chicago, Illinois, 60670. Bank One Corp. controls and is the ultimate parent of the Fund and the parent company of Banc One Investment Advisors ("BOIA") and One Group.

26. Defendant BOIA is registered as an investment adviser under the Investment Advisers Act and, at all relevant times, managed and advised the Fund.

27. The Defendants listed in ¶¶25-26 are collectively referred to herein as the "Advisor Defendants."

DUTIES OF THE INDIVIDUAL DEFENDANTS

28. By reason of their positions as trustees and officers of the Fund and because of their ability to control the Fund, the Individual Defendants owed the Fund and its fundholders fiduciary obligations of trust, loyalty, good faith and due care, and were and are required to use their utmost ability to control and manage the Fund in a fair, just, honest and equitable manner. The Individual Defendants were and are required to act in furtherance of the best interests of the Fund and its holders so as to benefit all holders equally and not in furtherance of their personal interest or benefit.

29. Likewise, the Advisor Defendants, because of heir relationships with the Fund and their ability to control the day-to-day management of the Fund, owe the same duty to the Fund as the Individual Defendants.

30. Each trustee, officer and advisor of the Fund owes the Fund and its fundholders the fiduciary duty to exercise good faith and diligence in the administration of the affairs of the Fund and in the use and preservation of its property and assets, and the highest obligations of fair dealing. In addition, as trustees, officers, and advisors of a publicly held Fund, the Individual Defendants had a duty to promptly disseminate accurate and truthful information so that the market price of the Fund would be based on truthful and accurate information.

31. The Individual and Advisor Defendants, because of their positions of control and authority as trustees, officers and/or advisors of the Fund, were able to and did, directly and/or indirectly, exercise control over the wrongful acts complained of herein.

32. At all times relevant hereto, each of the defendants was the agent of each of the other defendants and of the Fund, and was at all times acting within the course and scope of such agency.

33. To discharge their duties, the trustee, officers and advisors of the Fund were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial affairs of the Fund. By virtue of such duties, the trustees, officers and advisors of the Fund were required to, among other things:

a. Refrain from acting upon material inside corporate information to benefit themselves;

b. Ensure that the Fund complied with its legal obligations and requirements, including acting only within the scope of its legal authority and disseminating truthful and accurate statements to the SEC and the investing public;

c. Conduct the affairs of the Fund in an efficient, business-like manner so as to make it possible to provide the highest quality performance of its business, to avoid wasting the Fund's assets, and to maximize the value of the Fund's stock;

d. Remain informed as to how the Fund conducted its operations, and, upon receipt of notice or information of imprudent or unsound conditions or practices, to make reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as necessary to comply with federal and state securities laws; and

e. Ensure that the Fund was operated in a diligent, honest and prudent manner in compliance with all applicable federal, state and local laws, rules and regulations.

34. Each defendant, by virtue of his, her, or its position as a trustee, officer, and/or advisor owed to the Fund and to its fundholders the fiduciary duties of loyalty, good faith and the exercise of due care and diligence in the management and administration of the affairs of the Fund, as well as in the use and preservation of its property and assets. The conduct of the defendants complained of herein involves a knowing and culpable violation of their obligations as trustees, officers and advisors of the Fund, the absence of good faith on their part and a reckless disregard for their duties to the Fund and its shareholders that the defendants were aware or should have been aware posed a risk of serious injury to the Fund. The conduct of the defendants who were also trustees, officers and advisors of the

98665A12

Fund during the Relevant Period has been ratified by the remaining defendants who collectively comprised all of the Funds' fiduciaries during the Relevant Period.

35. The defendants breached their duties of loyalty and good faith by allowing the other defendants to cause or by themselves causing the Fund to give preferential treatment to customers, as detailed herein *infra*, and by failing to prevent the other defendants from taking such illegal actions.

CONSPIRACY, AIDING AND ABETTING, AND CONCERTED ACTION

36. In committing the wrongful acts alleged herein, the defendants have pursued, or joined in the pursuit of, a common course of conduct, and have acted in concert with and conspired with one another in furtherance of their common plan or design. In addition to the wrongful conduct herein alleged as giving rise to primary liability, the defendants further aided and abetted and/or assisted each other in breach of their respective duties.

37. During all times relevant hereto, the defendants collectively and individually initiated a course of conduct that was designed to and did: (i) conceal the fact that the Fund was improperly allowing after hours trading, in order to allow defendants to profit at the expense of the Fund and plaintiff; (ii) maintain the defendants' executive, trustee and advisor positions at the Fund and the profits, power and prestige that the defendants enjoyed as a result of these positions; and (iii) deceive the investing public, including holders of the Fund, regarding the defendants' management of the Fund's operations, specifically related to the funds net asset value that had been misrepresented by defendants throughout the Relevant Period. In furtherance of this plan, conspiracy and course of conduct, the defendants collectively and individually took the actions set forth herein.

38. The defendants engaged in a conspiracy, common enterprise and/or common course of conduct commencing by at least October 1998 and continuing thereafter. During this time, the defendants caused the Fund to conceal the true fact that defendants allowed preferred customers to time their trades in and out of the Fund.

39. The purpose and effect of the defendants' conspiracy, common enterprise, and/or common course of conduct was, among other things, to disguise the defendants' violations of law, breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment; and to conceal adverse information concerning the after hours trading of preferred

customers so they could protect and enhance their executive, trustee and advisor positions and the substantial compensation and prestige they obtained as a result thereof.

40. The defendants accomplished their conspiracy, common enterprise and/or common course of conduct by causing the Fund to purposefully, recklessly or negligently allowing the unlawful practices described herein. Because the actions described herein occurred under the authority of the trustees, officers, and advisors each of the defendants was a direct, necessary and substantial participant in the conspiracy, common enterprise and/or common course of conduct complained of herein.

41. Each of the defendants aided and abetted and rendered substantial assistance in the wrongs complained of herein. In taking such actions to substantially assist the commission of the wrongdoing complained of herein, each defendant acted with knowledge of the primary wrongdoing, substantially assisted the accomplishment of that wrongdoing, and was aware of his or her overall contribution to and furtherance of the wrongdoing.

FACTUAL ALLEGATIONS

The Double Standard for Favored Investors

42. Mutual Funds are meant to be long-term investments and are therefore the favored savings vehicles for many Americans' retirement and college funds. Unbeknownst to investors, from at least as early as October 1, 1998 and until July 3, 2003, inclusive, defendants engaged in fraudulent and wrongful schemes that enabled certain favored investors to reap many millions of dollars in profit through secret and illegal after-hours trading and timed trading. In exchange for allowing and facilitating this improper conduct, the Advisor Defendants received substantial fees and other remuneration for themselves and their affiliates to the detriment of the Fund. Specifically, BOIA, as manager of the Fund, profited from fees BOIA charged to the Fund that were measured as a percentage of the fees under management. In exchange for the right to engage in illegal late trading and timing, which artificially and materially affected the value of the Fund, favored investors, agreed to park substantial assets in Bank One Corp. hedge funds. Furthermore, the favored investors secretly disguised additional, improper compensation to the Advisor Defendants as interest payments on monies loaned by the Advisor Defendants to the favored investors for the purpose of financing the

illegal scheme. The synergy between the Advisor Defendants and the favored investors hinged on ordinary investors' misplaced trust in the integrity of mutual fund companies and allowed defendants to profit handsomely.

Illegal Late Trading

43. "Late trading" exploits the unique way in which mutual funds, including the Fund, set their prices. The daily price of mutual fund shares is generally calculated once a day as of 4:00 p.m. EST. The price, known as the Net Asset Value ("NAV"), generally reflects the closing prices of the securities that comprise a given fund's portfolio, plus the value of any cash that the Fund manager maintains for the Fund. Orders to buy, sell or exchange mutual fund shares placed at or before 4:00 p.m. EST on a given day receive that day's price. Orders placed after 4:00 p.m. EST are supposed to be filled using the following day's price.

In violation of SEC regulations, the Advisor Defendants secretly allowed the favored investors to place orders after 4:00 p.m. on any given day and still receive (illegally) that day's price (as opposed to the next day's price, which the order would have received had it been processed lawfully). This illegal conduct allowed the favored investors to capitalize on market-moving financial and other information that was made public after the close of trading at 4:00 p.m.

44. For example, a mutual fund's share price is determined to be $10 per share for a given day. After 4:00 p.m., good news concerning the fund's constituent securities may have been made public, causing the price of the Fund's underlying securities to rise materially and, correspondingly, causing the next day's NAV to rise and increasing the fund share price to $15. Under this example, ordinary investors placing an order to buy after 4:00 p.m. on the day the news came out would have their orders filled at $15, the next day's price. Defendants' scheme allowed the favored investors to purchase fund shares at the pre-4:00 p.m. price of $10 per share price even after the post-4:00 p.m. news came out and the market had already started to react. These favored investors were therefore guaranteed a $5 per share profit by buying after the market had closed at the lower price, available only to them, and then selling the shares the next day at the higher price. This harmful practice is completely undisclosed in the Prospectuses by which the Fund was marketed and sold. Moreover,

late trading is specifically prohibited by the "forward pricing rule" embodied in SEC regulations. *See* 17 C.F.R. §270.22c-1(a).

Secret Timed Trading

45. "Timing" is an arbitrage strategy involving short-term trading that can be used to profit from mutual funds' use of "stale" prices to calculate the value of securities held in the funds' portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that holds Japanese securities. Because of the time zone difference, the Japanese market may close at 2 a.m. New York time. If the U.S. mutual fund manager uses the closing prices of the Japanese securities in his or her fund to arrive at an NAV at 4 p.m. in New York, he or she is relying on market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it later opens, the stale Japanese prices will not reflect that increase, and the fund's NAV will be artificially low. Put another way, the NAV would not reflect the true current market value of the stocks the fund holds. The taking advantage of this fact and similar strategies are known as "time zone arbitrage."

46. A similar type of timing is possible in mutual funds that contain illiquid securities such as high-yield bonds or small capitalization stocks. Here, the fact that some of the Funds' underlying securities may not have traded for hours before the New York closing time can render the fund's NAV stale and thus open it to being timed. This strategy is sometimes referred to as "liquidity arbitrage."

47. Like late trading, effective timing captures an arbitrage profit the timer steps in at the last moment and takes part of the buy-and-hold investors' upside when the market goes up, so the next day's NAV is reduced for those who are still in the Fund. If the timer sells short on bad days --- as favored investors did --- the arbitrage has the effect of making the next day's NAV lower than it would otherwise have been.

48. Besides the wealth transfer of arbitrage (called "dilution"), timers also harm their target funds in a number of other ways. They impose their transaction costs on the long-term investors. Trades necessitated by timer redemptions can also result in the realization of taxable capital gains at an undesirable time, or may result in managers having to sell stock into a falling market.

49. It is widely acknowledged that timing inures to the detriment of mutual fund and its long term fundholders and, because of this detrimental effect, the relevant Prospectuses stated that timing is monitored and that the Advisor Defendants work to prevent it. These statements were materially false and misleading because, not only did the defendants allow favored investors to time their trades, the Advisor Defendants also financed certain of the favored investors' timing arbitrage strategy and sought to profit and did profit from it.

Defendants' Fraudulent Scheme

50. On September 3, 2003, New York Attorney General Eliot Spitzer filed a complaint against Canary Capital Partners, LLC, Canary Investment Management, LLC, Canary Capital Partners, Ltd. and Edward J. Stern charging fraud in connection with the unlawful practices alleged herein and exposing the fraudulent and manipulative practices charged here with the particularity that had resulted from a confidential full-scale investigation (the "Spitzer Complaint"). The Spitzer Complaint alleged, with regard to the misconduct alleged herein, as follows:

> Canary engaged in late trading on a daily basis from in or about March 2000 until this office began its investigation in July of 2003. It targeted dozens of mutual funds and extracted tens of millions of dollars from them. During the declining market of 2001 and 2002, it used late trading to, in effect, sell mutual fund shares short. This caused the mutual funds to overpay for their shares as the market went down, serving to magnify long-term investors' losses.
>
> * * *
>
> [The Canary Defendants and Bank One] agreed to the following: (1) Canary would create a "special purpose vehicle" (*i.e.*, create a Canary affiliate) to conduct timing trading and fund it with $15 million; (2) Bank One would lend the special purpose vehicle $15 million at a high interest rate in order to finance the timing; (3) Canary would be given timing capacity in the One Group funds; and (4) Canary would consider making a "sticky asset" investment in a Bank One hedge fund. Beeson [President of Bank One Advisors] confirmed the deal in an e-mail to Stern dated March 21, 2002:
>
>> Our managers are willing to work with you on the equity funds. they would like to start with ½ % of the fund's net assets as the maximum position and then evaluate moving to 1% later. . . . We will be ready to start trading once the other banking arrangements are complete. Also, the head of our hedge group will be in New York on April 2. Is it possible to meet with you or your hedge manager to discuss this opportunity more?
>
> Stern responded on March 26:

Here is the list of mutual funds we would like to trade, along with some other relevant information about the trading we want to do .... How does the following week look for your hedge fund guy? 98665A17

* * *

In early 2003, Beeson asked Canary to stop timing the international funds, as he was uncomfortable continuing to waive the redemption fees required by the prospectus. He also relayed that the One Group fund managers were complaining to him about the effects of Canary's timing activity, and asked if Canary could reduce the frequency of its trading. In return, he offered Canary four new funds to time.

Bank One subsequently offered to double its loan to the Canary special purpose vehicle, and asked for the "sticky asset" hedge fund investment that had been discussed in 2002. Canary was only willing to do so if Bank One would finance the investment. When Bank One was unable to do so, the relationship with Canary soured. Canary stopped its timing activity at Bank One in April of 2003.

Spitzer Complaint ¶¶19, 82, 86-87.

51. On September 4, 2003, *The Wall Street Journal* published a front page story about the Spitzer Complaint under the headline: "Spitzer Kicks Off Fund Probe With a $40 Million Settlement," in which the New York Attorney General compared after-the-close trading to "being allowed to bet on a horse race after the race was over," and which indicated that the fraudulent practices enumerated in the Spitzer Complaint were just the tip of the iceberg. In this regard, the article stated:

"The late trader," he said, "is being allowed into the fund after it has closed for the day to participate in a profit that would otherwise have gone completely to the fund's buy-and-hold investors."

In a statement, Mr. Spitzer said "the full extent of this complicated fraud is not yet known," but he asserted that "the mutual-fund industry operates on a double standard" in which certain traders "have been given the opportunity to manipulate the system. They make illegal after-hours trades and improperly exploit market swings in ways that harm ordinary long-term investors."

For such long-term investors, rapid trading in and out of funds raises trading costs and lowers returns; ***one study published last year estimated that such strategies cost long-term investors $5 billion a year. The practice of placing late trades, [which Mr. Stern was accused of at Bank One Corp.], also hurts long-term shareholders because it dilutes their gains, allowing latecomers to take advantage of [14] events after the markets closed that were likely to raise or lower the funds' share price.***

52. *The Wall Street Journal* reported that one of the favored investors had settled the charges against it, agreeing to pay a $10 million fine and $30 million in restitution. On September 5, 2003, *The Wall Street Journal* reported that the New York Attorney General's Office had subpoenaed "a large number of hedge funds" and mutual funds as part of its investigation, "underscoring concern

among investors that the improper trading of mutual- fund shares could be widespread" and that the SEC, joining the investigation, plans to send letters to mutual funds holding about 75% of assets under management in the U.S. to inquire about their practices with respect to market-timing and fund-trading practices.

53. On September 5, 2003, the trade publication, *Morningstar* reported, "Already this is the biggest scandal to hit the industry, and it may grow. Spitzer says more companies will be accused in the coming weeks. Thus, investors, and fund-company executives alike are looking at some uneasy times."

The Prospectuses Were Materially False and Misleading

54. Defendants caused the issuance of false and misleading prospectuses (the "Prospectuses") regarding the Funds' policies on late trading and timed trading.

55. The Prospectuses contained materially false and misleading statements with respect to how orders are processed and how shares are priced, typically representing that orders received before the end of the business day will receive that day's net asset value per share, while orders received after the close will receive the next day's price, as follows:

> If you own Class B or Class C shares and the Fund receives your redemption request by 4:00 p.m. ET (or when the NYSE closes), you will receive that day's NAV, minus the amount of any applicable CDSC.
>
> * * *
>
> Purchase requests received before 4:00 p.m. Eastern Time ("ET") will be effective that day. On occasion, the NYSE will close before 4:00 p.m. ET. When that happens, purchase requests received after the NYSE closes will be effective the following business day.

56. The Prospectus represented that the Funds were not intended as short-term investment vehicles, that frequent trading was disruptive to the management of the Funds and that the Funds would revoke the exchange privilege of frequent traders:

> ***The exchange privilege is not intended as a way for you to speculate on short term movements in the market.*** Therefore:
>
> ***To prevent disruptions in the management of the Funds, One Group limits excessive exchange activity. Exchange activity is excessive if it exceeds two substantive exchange redemptions within 30 days of each other.***
>
> ***Excessive exchange activity will result in revocation of your exchange privilege.***

In addition, One Group reserves the right to reject any exchange request (even those that are not excessive) if the Fund reasonably believes that the exchange will result in excessive transaction costs or otherwise adversely affect other shareholders.

57. In an effort to discourage frequent trading, mutual funds may impose a redemption fee if shares are sold or exchanged within a prescribed time. Certain of the Prospectuses represented that a redemption fee may apply if the shares are sold or exchanged within 90 days of purchase:

If you sell your shares of the International Equity Index Fund or the Diversified International Fund within 90 days of purchase, you will pay a redemption fee of 2.00% on the value of the shares sold. ***The redemption fee does not apply to shares purchased through reinvested distributions (dividends and capital gains) or shares redeemed on a systematic basis. The redemption fees are paid to the Funds and are designed to offset the brokerage commissions, capital gains impact, and other costs associated with fluctuations in Fund asset levels and cash flow caused by short-term shareholder trading.***

58. The Prospectuses failed to disclose and misrepresented the following material and adverse facts:

(a) That defendants had entered into an agreement allowing the favored investors to time their trading of the Funds' shares and to "late trade";

(b) That, pursuant to that agreement, the defendants regularly allowed favored investors to time and late-trade in the Fund;

(c) That, contrary to the express representations in the Prospectuses, the defendants enforced the Fund's policy against frequent traders selectively, *i.e.*, they did not enforce it against the favored investors, and they waived the redemption fees, at the Funds' expense, that these favored investors should have been required to pay, pursuant to stated Fund policies;

(d) That defendants regularly allowed favored investors to engage in trades that were disruptive to the efficient management of Fund and/or increased the Fund's costs and thereby reduced the Fund's actual performance; and

(e) That the amount of compensation paid by the Funds to the Advisor Defendants because the defendants' secret agreement with favored investors provided substantial additional undisclosed compensation to the Advisor Defendants at the expense of the Fund.

DERIVATIVE AND DEMAND FUTILITY ALLEGATIONS

59. Plaintiff brings this action derivatively in the right and for the benefit of the Fund to redress injuries suffered, and to be suffered, by the Fund as a direct result of the breaches of fiduciary duty, abuse of control, gross mismanagement, waste of corporate assets, and unjust enrichment, as well as the aiding and abetting thereof, by the defendants. One Group is named as a nominal defendant solely in a derivative capacity. This is not a collusive action to confer jurisdiction on this Court that it would not otherwise have.

60. Plaintiff will adequately and fairly represent the interests of the Fund in enforcing and prosecuting its rights.

61. Plaintiff is and was a fundholder of the Fund during times relevant to the defendants' wrongful course of conduct alleged herein, and remains a fundholder of the Fund.

62. The current trustees of the Fund consists of the following seven individuals: defendants Marshall, Ruebeck , Oden, Finn, McCoy, Pallone and Tuttle. Plaintiff has not made any demand on the present trustees of the Fund to institute this action because such a demand would be a futile, wasteful and useless act, particularly for the following reasons:

a. The trustees and senior management participated in the wrongs complained of herein. The Fund's trustees are not disinterested or independent due to their abdication of their responsibilities to oversee the Fund's officers who were also agents for the Advisor Defendants. Pursuant to their specific duties as trustees, each was charged with the management of the Fund and to conduct its business affairs. Each of the above-referenced defendants breached the fiduciary duties that they owed to the Fund. Thus, the Fund trustees cannot exercise independent objective judgment in deciding whether to bring this action or whether to vigorously prosecute this action because they are interested personally in the outcome as it is their actions, inactions, abdication, and improper delegation that has resulted in the very conduct complained of herein;

b. The trustees of the Fund, as more fully detailed herein, participated in, approved and/or permitted the wrongs alleged herein to have occurred and participated in efforts to conceal or disguise those wrongs or recklessly and/or negligently disregarded the wrongs complained of herein, and are therefore not disinterested parties;

c. In order to bring this suit, all of the trustees of the Fund would be forced to sue themselves and persons with whom they have extensive business and personal entanglements, which they will not do, thereby excusing demand;

d. The acts complained of constitute violations of the fiduciary duties owed by One Group's officers, trustees and advisors and these acts are incapable of ratification;

e. Each of the trustees of the Fund authorized and/or permitted the false statements disseminated directly to the public or made directly to securities analysts and which were made available and distributed to fundholders, authorized and/or permitted the issuance of various of the false and misleading statements and are principal beneficiaries of the wrongdoing alleged herein, and thus could not fairly and fully prosecute such a suit even if such suit was instituted by them;

f. Any suit by the current trustees of the Fund to remedy these wrongs would likely expose the defendants to further violations of the securities laws that would result in civil actions being filed against one or more of the defendants, thus, they are hopelessly conflicted in making any supposedly independent determination whether to sue themselves;

g. The Fund has been and will continue to be exposed to significant losses due to the wrongdoing complained of herein, yet the trustees have not filed any lawsuits against themselves or others who were responsible for that wrongful conduct to attempt to recover for the Fund any part of the damages the Fund suffered and will suffer thereby; and

h. If the Fund's current and past officers and trustees are protected against personal liability for their acts of mismanagement, abuse of control and breach of fiduciary duty alleged in this Complaint by directors' and officers' liability insurance, they caused the Fund to purchase that insurance for their protection with corporate funds, *i.e.*, monies belonging to the mutual fund holders of the Fund. However, due to certain changes in the language of directors' and officers' liability insurance policies in the past few years, the directors' and officers' liability insurance policies covering the defendants in this case contain provisions that eliminate coverage for any action brought directly by the Fund against these defendants, known as, *inter alia*, the "insured versus insured exclusion." As a result, if these trustees were to sue themselves or certain of the officers of the Fund, there would be no directors' and officers' insurance protection and thus, this is a further reason why

they will not bring such a suit. On the other hand, if the suit is brought derivatively, as this action is brought, such insurance coverage exists and will provide a basis for the Fund to effectuate recovery. If there is no directors' and officers' liability insurance at all then the current trustees will not cause the Fund to sue them, since they will face a large uninsured liability.

63. Moreover, despite the Individual Defendants having knowledge of the claims and causes of action raised by plaintiff, the current trustees have failed and refused to seek to recover for One Group for any of the wrongdoing alleged by plaintiff herein.

FIRST CAUSE OF ACTION

Against All Defendants for Breach of Fiduciary Duty

64. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

65. The defendants owed and owe the Fund fiduciary obligations. By reason of their fiduciary relationships, defendants owed and owe the Fund the highest obligation of good faith, fair dealing, loyalty and due care.

66. The defendants, and each of them, violated and breached their fiduciary duties of care, loyalty, reasonable inquiry, oversight, good faith and supervision.

67. Each of the defendants had actual or constructive knowledge that they had secret agreements to allow favored investors to late trade and time trade at the expense of the Fund. These actions could not have been a good faith exercise of prudent business judgment to protect and promote the Fund's corporate interests.

68. As a direct and proximate result of the defendants' failure to perform their fiduciary obligations, the Fund has sustained significant damages. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

69. Plaintiff on behalf of the Fund has no adequate remedy at law.

SECOND CAUSE OF ACTION

Against All Defendants for Abuse of Control

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. The defendants' misconduct alleged herein constituted an abuse of their ability to control and influence the Fund, for which they are legally responsible.

98655B03

72. As a direct and proximate result of the defendants' abuse of control, the Fund has sustained significant damages.

73. As a result of the misconduct alleged herein, the defendants are liable to the Fund.

74. Plaintiff on behalf of the Fund has no adequate remedy at law.

THIRD CAUSE OF ACTION

Against All Defendants for Gross Mismanagement

75. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

76. By their actions alleged herein, the defendants, either directly or through aiding and abetting, abandoned and abdicated their responsibilities and fiduciary duties with regard to prudently managing the assets and business of the Fund in a manner consistent with the operations of a publicly held mutual fund.

77. As a direct and proximate result of the defendants' gross mismanagement and breaches of duty alleged herein, the Fund has sustained significant damages in excess of millions of dollars.

78. As a result of the misconduct and breaches of duty alleged herein, the defendants are liable to the Fund.

79. Plaintiff on behalf of the Fund has no adequate remedy at law.

FOURTH CAUSE OF ACTION

Against All Defendants for Waste of Corporate Assets

80. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

81. As a result of the failing to properly consider the interests of the Fund by failing to conduct proper supervision, defendants have caused the Fund to waste valuable corporate assets by paying incentive based bonuses to certain of its executive officers and forfeiting the Fund's right to collect millions of dollars in legitimate fees from favored investors.

82. As a result of the waste of corporate assets, the defendants are liable to the Fund.

83. Plaintiff on behalf of the Fund has no adequate remedy at law.

FIFTH CAUSE OF ACTION

Against All Defendants for Unjust Enrichment

84. Plaintiff incorporates by reference and realleges each and every allegation set forth above, as though fully set forth herein.

85. By their wrongful acts and omissions, defendants were unjustly enriched at the expense of and to the detriment of the Fund.

86. Plaintiff, as a fundholder and representative of the Fund, seeks restitution from these defendants, and each of them, and seeks an order of this Court disgorging all profits, benefits and other compensation obtained by these defendants, and each of them, from their wrongful conduct and fiduciary breaches.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment as follows:

(1) Against all of the defendants and in favor of the Fund for the amount of damages sustained by the Fund as a result of the defendants' breaches of fiduciary duties, abuse of control, gross mismanagement, waste of corporate assets and unjust enrichment;

(2) Extraordinary equitable and/or injunctive relief as permitted by law, equity and state statutory provisions sued hereunder, including attaching, impounding, imposing a constructive trust on or otherwise restricting the proceeds of defendants' activities or their other assets so as to assure that plaintiff on behalf of the Fund has an effective remedy;

(3) Awarding to the Fund restitution from the defendants, and each of them, and ordering disgorgement of all profits, benefits and other compensation obtained by the defendants;

(4) Awarding to plaintiff the costs and disbursements of the action, including reasonable attorneys' fees, accountants' and experts' fees, costs, and expenses; and

(5) Granting such other and further relief as the Court deems just and proper.

JURY DEMAND

98665B03

Plaintiff demands a trial by jury.

DATED: September 29, 2003

LANDSKRONER • GREICO, LTD

PAUL GRIECO (0064729)
JACK LANDSKRONER (0059227)
1360 West 9th, Suite 200
Cleveland, OH 44113
Telephone: 216/522-9000
Facsimile: 216/522-9007
paul@landskronerlaw.com

ON COMPUTER 12

ROBBINS UMEDA & FINK, LLP
BRIAN J. ROBBINS
JEFFREY P. FINK
1010 Second Ave., Suite 2360
San Diego, CA 92101
Telephone: 619/525-3990
Facsimile: 619/525-3991

FARUQI & FARUQI, LLP
NADEEM FARUQI
ANTHONY VOZZOLO
320 East 39th Street
New York, NY 10016
Telephone: 212/983-9330
Facsimile: 212/983-9331

Attorneys for Plaintiff

98665806

VERIFICATION

Warren Sherman states that he is the named plaintiff in this action; that he caused the foregoing Complaint to be prepared on his behalf and derivatively; that he has read the foregoing Verified Shareholder Derivative Complaint and knows the contents thereof and believes that the statements contained therein are true based upon, among other things, the investigation of his counsel.

W. Sherman
Warren Sherman

09/29/03
Date